Ron Hassen

Senior Vice President

Controller

Principal Accounting Officer

The Nasdaq Stock Market, Inc.

One Liberty Plaza

New York, NY 10006

July 19, 2007

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Attention:	John Hartz
Senior Assistant Chief Accountant

Re:	The Nasdaq Stock Market, Inc.

Form 10-K for the Fiscal Year ended December 31, 2006

Form 10-Q for the First Quarter ended March 31, 2007

File No. 0-32651

Dear Mr. Hartz:

On behalf of The Nasdaq Stock Market, Inc. (the “Company”), set forth below is the response to the comment letter dated July 11, 2007 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year ended December 31, 2006 and the Form 10-Q for the First Quarter ended March 31, 2007. To assist your review, we have included the text of the Staff’s comments below in italics.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

You present a gross margin line item that includes revenues less liquidity rebates and brokerage, clearance and exchange fees. We assume that many of the expenses that you classify in “Total direct expenses”, would normally be considered operating costs and would therefore be considered “costs of revenues”. For example, we assume that some of your compensation, depreciation, professional services, computer operations and occupancy, are direct and necessary costs to generate revenues. Gross margin should include fixed and variable costs and overhead costs that are directly related to your market and issuer services revenues. In future filings, please revise the gross margin line item to include the fixed and variable costs and overhead costs that are directly related to your market and issuer services revenues or revise the description of your revenues less liquidity rebates and brokerage, clearance and exchange fees line item to a term other than gross margin.

In future filings, the Company will revise the description of our revenues less liquidity rebates and brokerage, clearance and exchange fees line item from “gross margin” to “revenues less liquidity rebates, brokerage, clearance and exchange fees”.

If you have any further questions or concerns, please feel free to contact me at 212.401.8726.

Sincerely,

/s/ Ron Hassen
Ron Hassen
Senior Vice President
Controller
Principal Accounting Officer

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